EXHIBIT 99.1

IIJ Announces Nine Months Financial Results for the Fiscal Year Ending March 31, 2012

TOKYO, Feb. 8, 2012 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) announced today its consolidated financial results for the nine months of Fiscal Year Ending March 31, 2012 (from April 1 to December 31, 2011, "3Q11").1

Highlights of 3Q11 Financial Results
Revenues	JPY70,752 million ($919.1 million)
Operating Income	JPY3,998 million ($51.9 million)
Net Income attributable to IIJ	JPY2,390 million ($31.0 million)
▪ 3Q11 revenue increased by 24.6% YoY followed by steady demands for our recurring type services and the additional revenue related to IIJ Global Solutions ("IIJ-Global"), a consolidated subsidiary from Sep. 1, 2010.
▪ 3Q11 operating income increased by 64.5% YoY and net income attributable to IIJ increased by 19.7%.
▪ Full FY2011 revenue target was revised from JPY1,000 million to JPY970 million mainly due to weak SI revenues. Profit target remain unchanged.

Overview of 3rd Quarter FY2011 Financial Results and Business Outlook

"Outsourcing trend for Japanese IT systems has been a tailwind for us. Our business continued to show steady growth and we remain confident with our overall business strategy. For this fiscal year, we have some cost burden related to our new services and projects, especially cloud computing, FX services and ATM operation business, yet they are showing good progress so far and would contribute to income growth next fiscal year," said Koichi Suzuki, President and CEO of IIJ.

"Regarding our cloud computing service "IIJ GIO", the numbers of clients are continuously increasing and leveraging our client bases, we are now providing "IIJ GIO" to many blue-chip companies such as NTT DOCOMO, Nippon Life Insurance, Sumitomo Forestry, Japan Mint, Tokyo Stock Exchange, Ricoh and more. Transaction volumes from Social Game Provider are also increasing alongside with their increasing usage. Cloud computing revenues for the 9 months ended December 2011 has reached over 2 billion yen."

"Related to our global business expansion, IIJ-Global has established a subsidiary in Shanghai, China in January 2012. As a Group, in effort to meet and supply demands from Japanese companies that are making inroads into foreign market, we will continue to expand our global network services. We are now providing private cloud computing service in the United States to our largest Japanese Social Game client and we expect to bring our cloud computing service to the Asian region soon."

"Systems construction revenues for this third quarter decreased YoY as orders received in the second quarter were low affected by the weak Japanese economic situation. However, we accumulated order backlogs during this third quarter and expect revenues to realize going forward."

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY76.98 per US$1.00, which was the noon buying rate on December 30, 2011.

Operating Results Summary
	3Q10	3Q11	YoY % change
	JPY millions	JPY millions
Total Revenues	56,797	70,752	24.6
Network Services	36,110	47,242	30.8
SI	19,784	21,709	9.7
Equipment Sales	550	879	59.9
ATM Operation Business	353	922	161.4
Total Costs	45,257	56,654	25.2
Network Services	29,205	37,587	28.7
SI	14,876	17,267	16.1
Equipment Sales	473	787	66.2
ATM Operation Business	703	1,013	44
SG&A Expenses and R&D	9,110	10,100	10.9
Operating Income	2,430	3,998	64.5
Income before Income Tax Expense	2,175	3,780	73.8
Net income attributable to IIJ	1,997	2,390	19.7
Segment Summary
	3Q10	3Q11
	JPY millions	JPY millions
Net Revenues	56,797	70,752
Network services and SI business	56,776	70,204
ATM operation business	353	922
Elimination	332	374
Operating Income (Loss)	2,430	3,998
Network service and SI business	2,922	4,250
ATM operation business	-465	(194)
Elimination	27	58
We have omitted segment analysis because most of our revenues are dominated by Network services and SI business.

3rd Quarter FY2011 Results of Operation

Revenues

Revenues were JPY70,752 million, up 24.6% YoY. In addition to the revenues from IIJ-Global of JPY19,442 million (9months) and continuous growth of network services revenues contributed to total revenue growth.

Network Services revenues were JPY47,242 million, up 30.8% YoY.

Revenues for Internet connectivity services for corporate use were JPY10,920 million, up 4.7% YoY. Both the number of contracts for IIJ Mobile Service and IP Service increased. 　Due to the cancellation of old type connectivity services, the revenues for Internet connectivity services for home use decreased to JPY4,328 million, down 13.0% YoY.

WAN Services revenues were JPY19,177 million, up 97.7% YoY. There was additional revenue related to IIJ-Global as well as the increase in the number of new contracts of IIJ's own WAN service.

Outsourcing services revenues were JPY12,817 million, up 16.5% YoY. Data center service, IIJ GIO Hosting Package Service and web security-related services grew continuously.

Network Services Revenues Breakdown
	3Q10	3Q11	YoY % change
	JPY millions	JPY millions
Internet Connectivity Services (Corporate Use)	10,433	10,920	4.7
IP Service[2]	6,705	6,911	3.1
IIJ FiberAccess/F and IIJ DSL/F	2,265	2,352	3.8
IIJ Mobile Service[3]	1,268	1,473	16.3
Others	195	184	(5.4)
Internet Connectivity Services (Home Use)	4,974	4,328	(13.0)
Under IIJ Brand	753	671	(11.0)
hi-ho	3,818	3,222	(15.6)
OEM	403	435	7.9
WAN Services	9,702	19,177	97.7
Outsourcing Services	11,001	12,817	16.5
Total Network Services	36,110	47,242	30.8

Number of Contracts for Connectivity Services and Total Contracted Bandwidth

	as of December 31, 2010	as of December 31, 2011	YoY Change
Internet Connectivity Services (Corporate Use)	75,287	93,345	18,058
IP Service (-99Mbps)	903	938	35
IP Service (100Mbps-999Mbps)	281	342	61
IP Service (1Gbps--)	127	132	5
IIJ Data Center Connectivity Service	307	303	(4)
IIJ FiberAccess/F and IIJ DSL/F	38,034	43,425	5,391
IIJ Mobile Service[4]	34,303	46,964	12,661
Others	1,332	1,241	(91)
Internet Connectivity Services (Home Use)	378,985	383,745	4,760
Under IIJ Brand	43,057	37,322	(5,735)
hi-ho	159,725	148,856	(10,869)
OEM	176,203	197,567	21,364
Total Contracted Bandwidth	702.0 Gbps	853.0 Gbps	151.0 Gbps

[2] IP Service revenues include revenues from the Data Center Connectivity Service.
[3] Revenue from mobile data communication service for home use is included in Internet Connectivity service (home use).
[4] Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

SI revenues were JPY 21,709 million, up 9.7% YoY. Systems construction revenue, a one-time revenue, increased by 6.2% YoY to JPY 7,349 million.  System operation and maintenance revenues, a recurring revenue, increased by 11.6% YoY to JPY14,360 million due to the increased demands for IIJ GIO Component Service and customer-oriented system operation and maintenance.

The order backlog for systems construction and equipment sales as of Dec. 31, 2011 was JPY5,741 million, down 3.1% YoY. The order backlog for systems operation and maintenance as of Dec. 31, 2011 was JPY13,039 million, up 19.8% YoY.

Equipment sales revenues were JPY879 million, up 59.9% YoY.

ATM Operation Business revenues were JPY922 million, up 161.4% YoY. 389 ATMs are placed as of Feb. 8, 2012.

Cost and expense

Cost of revenues was JPY56,654 million, up 25.2% YoY. Cost of revenues related to IIJ-Global was JPY 15,625 million (JPY6,976 million for 3Q10).

Cost of Network Services revenue was JPY37,587 million, up 28.7% YoY due to the increase in circuit-related and outsourcing-related costs of IIJ-Global. Gross margin for network services was JPY9,655 million, up 39.8% YoY and gross margin ratio was 20.4%, up 1.3% YoY.

Cost of SI revenues was JPY17,267 million, up 16.1% YoY (JPY 14,876 million for 3Q10). Outsourcing-related costs and network operation-related costs mainly for IIJ GIO increased. Gross margin for SI was JPY4,441 million, down 9.5% YoY and gross margin ration was 20.5%, down 4.4% YoY.

Cost of Equipment Sales revenues was JPY787 million, up 66.2% YoY. Gross margin was JPY92 million, up 20.8% YoY and gross margin ratio was 10.5%.

Cost of ATM Operation Business revenues increased to JPY1,013 million (JPY703 million for 3Q10) in relation to the increase in the number of ATMs. Gross loss of ATM operation business decreased to JPY91 million from gross loss of JPY350 million for 3Q10.

SG&A and R&D Expenses

SG&A and R&D expenses were JPY10,100 million, up 10.9% YoY. SG&A expenses related to IIJ-Global was JPY2,273 million.

Sales and marketing expenses were JPY5,940 million, up 24.9% YoY mainly due to the increase in personnel-related and advertisement expenses. Amortization of customer relationship related to IIJ-Global was JPY319 million.

General and administrative expenses were JPY3,921 million, down 4.2% YoY.  We had no large one-time disposal of fixed assets like the one we had in 3Q10.

Research and development expenses were JPY239 million, down 7.6% YoY.

Operating income

Operating income was JPY3,998 million, up 64.5% YoY as gross margin of network services revenues increased and gross loss of ATM operation business decreased.

Other income (expenses)

Other income (expenses) was expense of JPY218 million, mainly due to interest expenses and losses on write-down of other investments.

Income before income tax expenses

Income before income tax expenses was JPY3,780 million, up 73.8% YoY (JPY2,175 million in 3Q10).

Net Income

Income tax expense was JPY1,603 million (JPY459 million in 3Q10).

Equity in net income of equity method investees was JPY153 million (JPY129 million in 3Q10). Net income was JPY2,330 million, up 26.3% YoY (JPY1,845 million in 3Q10).

Net income attributable to IIJ

Net loss attributable to noncontrolling interests was JPY60 million (JPY152 million in 3Q10), mainly related to Trust Networks Inc.

Net income attributable to IIJ was JPY2,390 million, up 19.7% YoY (JPY1,997 million in 3Q10).

3rd Quarter FY2011 Financial Condition

Balance Sheets

As of December 31, 2011, the balance of total assets was JPY71,004 million, decreased by JPY469 million from the balance as of March 31, 2011.

For current assets, as compared to each of the respective balances as of March 31, 2011, cash and cash equivalents decreased by JPY2,386 million, accounts receivable decreased by JPY976 million and prepaid expenses increased by JPY1,017 million. As for noncurrent assets, as compared to the respective balance as of March 31, 2011, property and equipments increased by JPY2,493 million, resulting from investment in servers, network equipments and facilities for cloud computing service and others . As for current liabilities, as compared to each of the respective balance as of March 31, 2011, accounts payable decreased by JPY5,040 million and income taxes payable increased by JPY845 million. Capital lease obligations – noncurrent increased by JPY1,290 million.

As for the bank borrowings as of December 31, 2011, the balance of short-term borrowings decreased by JPY4,430 million, long-term borrowings -current portion increased by JPY1,010 million and long-term borrowing increased by JPY1,990 million, respectively. Bank borrowings to purchase the stocks of IIJ-Global was partially repaid and refinanced.

As of December 31, 2011, the balance of other investments was JPY2,897 million, an increase of JPY103 million from the balance as of March 31, 2011. The breakdown of other investments were JPY1,949 million in nonmarketable equity securities, JPY794 million in available-for-sale securities and JPY154 million in other.

As of December 31, 2011, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY5,980 million, and its breakdown was JPY5,788 million in goodwill and JPY192 million in trademark. As of December 31, 2011, the balance of amortized intangible assets, which was customer relationships, was JPY5,383 million.

Total IIJ shareholders' equity as of December 31, 2011 was JPY31,423 million, an increase of JPY1,771 million from the balance as of March 31, 2011. IIJ Shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of December 31, 2011 was 44.3%.

Cash Flows

Cash and cash equivalents as of December 31, 2011 were JPY10,928 million compared to JPY10,800 million as of December 31, 2010.

Net cash provided by operating activities for 3Q11 was JPY6,580 million (3Q10 was net cash provided by operating activities of JPY8,387 million). Net cash provided by operating activities for 3Q11 mainly reflected the increase in operating income mainly due to the increase in gross margin for network services and decrease in loss for ATM operation business. There were also effects of changes in operating assets and liabilities such as decrease in accounts payable and increase in accrued expenses and other current liabilities.

Net cash used in investing activities for 3Q11 was JPY4,391 million (3Q10 was net cash used in investing activities of JPY12,629 million), mainly due to payments for purchase of property and equipment of JPY4,534 million (JPY3,037 million for 3Q10).

Net cash used in financing activities for 3Q10 was JPY4,541 million (3Q10 was net cash provided by financing activities of JPY6,321 million), mainly due to proceeds from issuance of long-term borrowings of JPY3,000 million, net repayments of short-term borrowings of JPY4,430 million (net proceeds from issuance of short-term borrowings of JPY9,000 million for 3Q10), principle payments under capital leases of JPY2,503 million (JPY2,210 million for 3Q10) and JPY608 million in total for FY2010 year-end dividends and FY2011 interim dividends payments (JPY507 million for 3Q10).

FY2011 Financial Targets

During the nine months ended December 31, 2011, our revenues, especially for systems integration and ATM operation business were below our initial target. Systems integration projects were generally mid- to-small sizes reflecting the cautious attitude towards systems investment due to weak Japanese economic situation. As for ATM operation business, revenue and income are continuously improving quarter by quarter with the increasing number of ATMs in place, but the progress was slower than our initial expectation. Profit level is in line with our initial target due to cost control, despite the increase in initial investment related to our cloud computing services.

Considering our FY2011 nine months results and the weak order backlog for systems construction and equipment sales, we changed our full FY2011 revenue target from JPY1,000 million to JPY970 million. Targets for operating income, income before income tax expense and net income attributable to IIJ remain unchanged.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q10	3Q11
	JPY millions	JPY millions
Adjusted EBITDA	6,667	9,249
Depreciation and Amortization[5]	4,137	5,251
Impairment loss on other intangible assets	100	--
Operating Income	2,430	3,998
Other Income (Expense)	(255)	(218)
Income Tax Expense	459	1,603
Equity in Net Income of Equity Method Investees	129	153
Net income	1,845	2,330
Net loss attributable to noncontrolling interests	152	60
Net Income attributable to IIJ	1,997	2,390

CAPEX
	3Q10	3Q11
	JPY millions	JPY millions
CAPEX, including capital leases	4,539	8,652
Acquisition of Assets by Entering into Capital Leases	1,502	4,118
Purchase of Property and Equipment	3,037	4,534

[5] Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/IR/) on February 8, 2012.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2011 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Tables to follow

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2011 and December 31, 2011)

	As of March 31, 2011	As of December 31, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	13,313,615	141,958	10,927,971
Accounts receivable, net of allowance for doubtful accounts of JPY44,002 thousand and JPY72,645 thousand at March 31, 2011 and December 31, 2011, respectively	16,431,374	200,775	15,455,622
Inventories	601,088	13,324	1,025,676
Prepaid expenses	1,680,158	35,036	2,697,060
Deferred tax assets -Current	978,263	11,425	879,529
Other current assets, net of allowance for doubtful accounts of JPY720 thousand and JPY10,733 thousand at March 31, 2011 and December 31, 2011, respectively	1,533,185	10,081	776,036
Total current assets	34,537,683	412,599	31,761,894
INVESTMENTS IN EQUITY METHOD INVESTEES	1,251,990	18,646	1,435,377
OTHER INVESTMENTS	2,794,046	37,633	2,897,004
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY21,891,126 thousand and JPY25,381,779 thousand at March 31, 2011 and December 31, 2011, respectively	16,480,724	246,481	18,974,061
GOODWILL	5,788,333	75,193	5,788,333
OTHER INTANGIBLE ASSETS -Net	6,054,503	72,662	5,593,530
GUARANTEE DEPOSITS	1,889,796	24,530	1,888,311
DEFERRED TAX ASSETS -Noncurrent	16,393	290	22,347
OTHER ASSETS, net of allowance for doubtful accounts of JPY81,448 thousand and JPY82,249 thousand at March 31, 2011 and December 31, 2011, respectively	2,659,521	34,341	2,643,570
TOTAL	71,472,989	922,375	71,004,427

	As of March 31, 2011	As of December 31, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	13,430,000	116,913	9,000,000
Long-term borrowings -Current portion	--	13,120	1,010,000
Capital lease obligations -Current portion	2,787,955	40,444	3,113,376
Accounts payable	13,574,152	110,863	8,534,228
Income taxes payable	355,183	15,594	1,200,409
Accrued expenses	1,889,891	29,008	2,232,999
Deferred income -Current	1,667,336	32,337	2,489,321
Other current liabilities	460,934	8,703	669,908
Total current liabilities	34,165,451	366,982	28,250,241
LONG-TERM BORROWINGS	--	25,851	1,990,000
CAPITAL LEASE OBLIGATIONS -Noncurrent	3,626,565	63,870	4,916,678
ACCRUED RETIREMENT AND PENSION COSTS -Noncurrent	1,567,050	22,458	1,728,787
DEFERRED TAX LIABILITIRES -Noncurrent	609,412	8,158	628,006
DEFERRED INCOME -Noncurrent	1,270,984	18,072	1,391,203
OTHER NONCURRENT LIABILITIES	592,177	9,456	727,977
Total Liabilities	41,831,639	514,847	39,632,892
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock - authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2011 and December 31, 2011	16,833,847	218,678	16,833,847
Additional paid-in capital	27,318,912	354,864	27,317,412
Accumulated deficit	(14,023,259)	(159,024)	(12,241,664)
Accumulated other comprehensive loss	(85,134)	(1,227)	(94,434)
Treasury stock - 3,794 shares held by the company at March 31, 2011 and December 31, 2011, respectively	(392,079)	(5,093)	(392,079)
Total Internet Initiative Japan Inc. shareholders' equity	29,652,287	408,198	31,423,082
NONCONTROLLING INTERESTS	(10,937)	(670)	(51,547)
Total equity	29,641,350	407,528	31,371,535
TOTAL	71,472,989	922,375	71,004,427

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY76.98 per US$1.00, which was the noon buying rate on December 30, 2011.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(For The Nine Months ended December 31, 2010 and December 31, 2011)

	Nine Months Ended December 31, 2010	Nine Months Ended December 31, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	10,432,772	141,850	10,919,624
Internet connectivity services (home use)	4,974,360	56,222	4,327,929
WAN services	9,702,110	249,120	19,177,295
Outsourcing services	11,000,562	166,502	12,817,335
Total	36,109,804	613,694	47,242,183
Systems integration:
Systems construction	6,920,522	95,463	7,348,767
Systems operation and maintenance	12,863,826	186,536	14,359,541
Total	19,784,348	281,999	21,708,308
Equipment sales	549,624	11,416	878,749
ATM operation business	352,884	11,982	922,352
Total revenues	56,796,660	919,091	70,751,592
COST AND EXPENSES:
Cost of network services	29,204,323	488,270	37,587,001
Cost of systems integration	14,876,036	224,306	17,267,064
Cost of equipment sales	473,345	10,218	786,589
Cost of ATM operation business	703,366	13,162	1,013,198
Total cost	45,257,070	735,956	56,653,852
Sales and marketing	4,755,852	77,165	5,940,188
General and administrative	4,094,513	50,929	3,920,530
Research and development	259,158	3,111	239,440
Total cost and expenses	54,366,593	867,161	66,754,010
OPERATING INCOME	2,430,067	51,930	3,997,582
OTHER INCOME (EXPENSE):
Interest income	16,952	325	25,047
Interest expense	(193,504)	(2,950)	(227,127)
Foreign exchange losses	(29,253)	(175)	(13,469)
Net gains (losses) on sales of other investments -net	53,925	(2)	(170)
Losses on write-down of other investments	(171,863)	(1,099)	(84,577)
Other -net	68,328	1,073	82,631
Other income (expense) -net	(255,415)	(2,828)	(217,665)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	2,174,652	49,102	3,779,917
INCOME TAX EXPENSE	459,409	20,831	1,603,606
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	129,359	1,992	153,336
NET INCOME	1,844,602	30,263	2,329,647
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	152,486	779	60,000
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,997,088	31,042	2,389,647

	Nine Months Ended December 31, 2010	Nine Months Ended December 31, 2011
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,632		202,684
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,632		202,769
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,052,800		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,052,800		81,107,600
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	9,855.74	153.16	11,790.01
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	9,855.74	153.09	11,785.07
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	24.64	0.38	29.48
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	24.64	0.38	29.46

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY76.98 per US$1.00, which was the noon buying rate on December 30, 2011.
Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Shareholders' Equity (Unaudited)
(For The Nine Months ended December 31, 2010 and December 31, 2011)

For the nine months ended December 31, 2010
			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income	Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	Non Controlling Interests
	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, APRIL 1, 2010	27,363,703		(16,720,092)	168,769	206,478	16,833,847	(406,547)	27,443,600	44,126
Subsidiary stock issuance	--							(100,740)	100,740
Comprehensive income:
Net Income	1,844,602	1,844,602	1,997,088						(152,486)
Other Comprehensive loss, net of tax	(50,581)	(50,581)		(50,581)
Total comprehensive income	1,794,021	1,794,021
Dividends paid	(506,535)		(506,535)
Disposal of Treasury stock	37,126						14,468	22,658
BALANCE, DECEMBER 31, 2010	28,688,315		(15,229,539)	118,188	206,478	16,833,847	(392,079)	27,365,518	(7,620)

For the nine months ended December 31, 2011
			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income	Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	Non Controlling Interests
	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY	Shares	Thousands of JPY	Thousands of JPY	Thousands of JPY	Thousands of JPY
BALANCE, APRIL 1, 2011	29,641,350		(14,023,259)	(85,134)	206,478	16,833,847	(392,079)	27,318,912	(10,937)
Changes in ownership for non-controlling interests	(5)							(19,395)	19,390
Stock-based compensation	17,895							17,895
Comprehensive income:
Net Income	2,329,647	2,329,647	2,389,647						(60,000)
Other Comprehensive loss, net of tax	(9,300)	(9,300)		(9,300)
Total comprehensive income	2,320,347	2,320,347
Dividends paid	(608,052)		(608,052)
BALANCE, DECEMBER 31, 2011	31,371,535		(12,241,664)	(94,434)	206,478	16,833,847	(392,079)	27,317,412	(51,547)

For the nine months ended December 31, 2011 (In USD)
			Internet Initiative Japan Inc. shareholders' equity
	Total equity	Comprehensive income	Accumulated deficit	Accumulated other comprehensive income (loss)	Shares of common stock outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	Non Controlling Interests
	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD	Shares	Thousands of USD	Thousands of USD	Thousands of USD	Thousands of USD
BALANCE, APRIL 1, 2011	385,052		(182,168)	(1,106)	206,478	218,678	(5,093)	354,883	(142)
Changes in ownership for non-controlling interests	(0)							(252)	252
Stock-based compensation	233							233
Comprehensive income:
Net Income	30,263	30,263	31,043						(780)
Other Comprehensive loss, net of tax	(121)	(121)		(121)
Total comprehensive income	30,142	30,142
Dividends paid	(7,899)		(7,899)
BALANCE, DECEMBER 31, 2011	407,528		(159,024)	(1,227)	206,478	218,678	(5,093)	354,864	(670)

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY76.98 per US$1.00, which was the noon buying rate on December 30, 2011.
Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For The Nine Months ended December 31, 2010 and December 31, 2011)

	Nine Months Ended December 31, 2010	Nine Months Ended December 31, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,844,602	30,263	2,329,647
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,136,853	68,219	5,251,482
Impairment loss on other intangible assets	100,000	--	--
Provision for retirement and pension costs, less payments	201,496	1,937	149,105
Provision for (reversal of) allowance for doubtful accounts	(22,171)	596	45,852
Loss on disposal of property and equipment	15,402	515	39,616
Net losses (gains) on sales of other investments	(53,925)	2	170
Impairment of other investments	171,863	1,099	84,577
Gain on receipt of investment securities	(18,060)	--	--
Foreign exchange losses, net	28,938	417	32,088
Equity in net income of equity method investees	(129,359)	(1,992)	(153,336)
Deferred income tax expense	241,704	1,405	108,174
Others	61,777	451	34,705
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease in accounts receivable	741,476	12,059	928,294
Decrease in net investment in sales-type lease -noncurrent	159,445	2,953	227,371
Increase in inventories, prepaid expenses and other current and noncurrent assets	(881,216)	(13,614)	(1,047,996)
Increase (decrease) in accounts payable	3,949,881	(50,205)	(3,864,764)
Increase (decrease) in income taxes payable	(130,985)	10,819	832,873
Decrease in deferred income -noncurrent	(516,730)	(1,562)	(120,220)
Increase (decrease) in accrued expenses and other current liabilities	(1,513,830)	22,114	1,702,329
Net cash provided by operating activities	8,387,161	85,476	6,579,967
INVESTING ACTIVITIES:
Purchase of property and equipment	(3,037,071)	(58,902)	(4,534,276)
Proceeds from sales of property and equipment	4,147	3,822	294,265
Purchase of available-for-sale securities	(46,468)	(1,545)	(118,948)
Purchase of other investments	(150,000)	(1,378)	(106,115)
Investment in an equity method investee	--	(320)	(24,647)
Proceeds from sales of available-for-sale securities	53,605	50	3,879
Proceeds from sales of other investments	29,901	808	62,205
Acquisition of a newly controlled company, net of cash acquired	(9,170,000)	--	--
Payments of guarantee deposits	(428,529)	(263)	(20,269)
Refund of guarantee deposits	123,425	277	21,314
Payments for refundable insurance policies	(17,190)	(83)	(6,422)
Refund from insurance policies	29,642	558	42,948
Other	(20,622)	(60)	(4,577)
Net cash used in investing activities	(12,629,160)	(57,036)	(4,390,643)
	Nine Months Ended December 31, 2010	Nine Months Ended December 31, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	1,300,000	43,778	3,370,000
Repayments of short-term borrowings with initial maturities over three months	(300,000)	(8,054)	(620,000)
Principal payments under capital leases	(2,209,641)	(32,510)	(2,502,602)
Net increase (decrease) in short-term borrowings with initial maturities less than three months	8,000,000	(54,300)	(4,180,000)
Dividends paid	(506,535)	(7,899)	(608,052)
Proceeds from sales of treasury stock	37,126	--	--
Net cash provided by (used in) financing activities	6,320,950	(58,985)	(4,540,654)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(43,463)	(445)	(34,314)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,035,488	(30,990)	(2,385,644)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	8,764,415	172,949	13,313,615
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	10,799,903	141,959	10,927,971

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	192,977	2,933	225,749
Income taxes paid	349,843	6,241	480,415

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	1,502,423	53,496	4,118,138
Facilities purchase liabilities	181,945	5,002	385,074
Asset retirement obligation	--	549	42,273
Acquisition of a company:
Assets acquired	14,956,137	--	--
Cash paid	(9,170,000)	--	--
Liabilities assumed	5,786,137	--	--

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY76.98 per US$1.00, which was the noon buying rate on December 30, 2011.
Going Concern Assumption (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Nine Months Ended December 31, 2010	Nine Months Ended December 31, 2011
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	56,776,195	70,204,107
Customers	56,443,776	69,829,240
Intersegment	332,419	374,867
ATM operation business	352,884	922,352
Customers	352,884	922,352
Intersegment	－	－
Elimination	332,419	374,867
Consolidated total	56,796,660	70,751,592

Segment profit or loss:
	Nine Months Ended December 31, 2010	Nine Months Ended December 31, 2011
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	2,922,142	4,249,778
ATM operation business	(465,460)	(194,337)
Elimination	26,615	57,859
Consolidated operating income	2,430,067	3,997,582

Substantially all revenues are from customers operating in Japan. Geographic information is not presented due to immateriality of revenue attributable to international operations.

Material Changes In Shareholders' Equity (Unaudited)

Nothing to be reported.

Subsequent Events (Unaudited)

Nothing to be reported.

3rd Quarter FY2011 Consolidated Financial Results (3 months)

The following tables are highlight data of 3rd Quarter FY2011 consolidated financial results (unaudited, from October 1, 2011 to December 31, 2011).

Operating Results Summary

	3Q10	3Q11	YoY % Change
	JPY millions	JPY millions
Total Revenues:	22,525	23,545	4.5
Network Services	15,424	15,922	3.2
SI	6,797	6,994	2.9
Equipment Sales	179	268	49.9
ATM Operation Business	125	361	190.3
Cost of Revenues:	17,827	18,683	4.8
Network Services	12,402	12,541	1.1
SI	5,017	5,541	10.4
Equipment Sales	160	241	50.1
ATM Operation Business	248	360	45.7
SG&A Expenses and R&D	3,469	3,313	(4.5)
Operating Income	1,229	1,549	26.1
Income before Income Tax Expense	1,169	1,489	27.4
Net Income attributable to IIJ	1,138	1,028	(9.6)

Network Service Revenue Breakdown
	3Q10	3Q11	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,492	3,643	4.3
IP Service	2,227	2,277	2.3
IIJ FiberAccess/F and IIJ DSL/F	771	788	2.1
IIJ Mobile Service	430	517	20.2
Others	64	61	(4.5)
Internet Connectivity Service (Home Use)	1,622	1,398	(13.9)
Under IIJ Brand	245	217	(11.5)
hi-ho	1,241	1,033	(16.8)
OEM	136	148	9.1
WAN Services	6,405	6,476	1.1
Outsourcing Services	3,905	4,405	12.8
Network Services Revenues	15,424	15,922	3.2

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	3Q10	3Q11
	JPY millions	JPY millions
Adjusted EBITDA	2,747	3,376
Depreciation and Amortization	1,518	1,827
Operating Income	1,229	1,549
Other Income (Expense)	(60)	(60)
Income Tax Expense	179	548
Equity in Net Income (Loss) of Equity Method Investees	97	77
Net income	1,087	1,018
Net income attributable to noncontrolling interests	51	10
Net Income attributable to IIJ	1,138	1,028

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	3Q10	3Q11
	JPY millions	JPY millions
CAPEX, including capital leases	1,515	2,208
Acquisition of Assets by Entering into Capital Leases	641	1,055
Purchase of Property and Equipment	874	1,153
Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(For The Three Months ended December 31, 2010 and December 31, 2011)

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	3,491,817	47,321	3,642,759
Internet connectivity services (home use)	1,622,533	18,158	1,397,782
WAN services	6,404,689	84,120	6,475,568
Outsourcing services	3,904,810	57,227	4,405,320
Total	15,423,849	206,826	15,921,429
Systems integration:
Systems Construction	2,421,784	27,986	2,154,424
Systems Operation and Maintenance	4,375,565	62,870	4,839,702
Total	6,797,349	90,856	6,994,126
Equipment sales	178,874	3,482	268,064
ATM operation business	124,508	4,696	361,465
Total revenues	22,524,580	305,860	23,545,084
COST AND EXPENSES:
Cost of network services	12,401,754	162,916	12,541,295
Cost of systems integration	5,017,343	71,978	5,540,863
Cost of equipment sales	160,184	3,123	240,402
Cost of ATM operation business	247,248	4,681	360,344
Total cost	17,826,529	242,698	18,682,904
Sales and marketing	1,872,826	26,283	2,023,213
General and administrative	1,490,717	15,753	1,212,669
Research and development	105,532	999	76,923
Total cost and expenses	21,295,604	285,733	21,995,709
OPERATING INCOME	1,228,976	20,127	1,549,375
OTHER INCOME (EXPENSE):
Interest income	4,521	118	9,097
Interest expense	(75,156)	(941)	(72,438)
Foreign exchange losses	(11,805)	(53)	(4,111)
Net gains (losses) on sales of other investments -net	21,422	--	--
Losses on write-down of other investments	(1,772)	(93)	(7,117)
Other—net	2,502	186	14,302
Other expense — net	(60,288)	(783)	(60,267)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	1,168,688	19,344	1,489,108
INCOME TAX EXPENSE	179,199	7,123	548,352
EQUITY IN NET INCOME (LOSS) OF EQUITY METHOD INVESTEES	97,538	995	76,627
NET INCOME	1,087,027	13,216	1,017,383
LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	50,784	141	10,814
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,137,811	13,357	1,028,197

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2011
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,684		202,684
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	202,684		202,822
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,073,600
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		81,128,800
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	5,613.72	65.90	5,072.91
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	5,613.72	65.85	5,069.45
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	14.03	0.16	12.68
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	14.03	0.16	12.67

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY76.98 per US$1.00, which was the noon buying rate on December 30, 2011.
Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For The Three Months ended December 31, 2010 and December 31, 2011)

	Three Months Ended December 31, 2010	Three Months Ended December 31, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,087,027	13,216	1,017,383
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,517,730	23,734	1,827,054
Provision for retirement and pension costs, less payments	76,791	782	60,234
Reversal of allowance for doubtful accounts and advances	(7,328)	(9)	(699)
Loss on disposal of property and equipment	9,889	230	17,699
Net gains on sales of other investments	(21,422)	--	--
Impairment of other investments	1,772	92	7,117
Foreign exchange losses (gains), net	3,043	(48)	(3,708)
Equity in net income of equity method investees	(97,538)	(995)	(76,627)
Deferred income tax expense (benefit)	78,006	(748)	(57,608)
Others	37,319	(182)	(13,981)
Changes in operating assets and liabilities net of effects from acquisition of business and a company:
Decrease (increase) in accounts receivable	1,495,960	(13,039)	(1,003,770)
Decrease (increase) in net investment in sales-type lease	(125,524)	1,379	106,180
Increase in inventories, prepaid expenses and other current and noncurrent assets	(663,335)	(11,012)	(847,734)
Increase in accounts payable	4,127,102	406	31,242
Increase in income taxes payable	49,229	4,769	367,105
Decrease in deferred income -noncurrent	(180,596)	(808)	(62,218)
Increase (decrease) in accrued expenses, other current and noncurrent liabilities	(4,109,538)	12,003	924,045
Net cash provided by operating activities	3,278,587	29,770	2,291,714
INVESTING ACTIVITIES:
Purchase of property and equipment	(873,339)	(14,976)	(1,152,846)
Proceeds from sales of property and equipment	--	983	75,699
Purchase of other investments	(50,000)	(650)	(50,000)
Investment in an equity method investee	--	(320)	(24,647)
Proceeds from sales of available-for-sale securities	25,674	--	--
Proceeds from sales of other investments	9,881	--	--
Payments of guarantee deposits	(315)	(23)	(1,802)
Refund of guarantee deposits	808	10	741
Payments for refundable insurance policies	(5,015)	(2)	(183)
Other	--	(53)	(4,061)
Net cash used in financing activities	(892,306)	(15,031)	(1,157,099)
	Three Months Ended December 31, 2010	Three Months Ended December 31, 2011
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	950,000	649	50,000
Repayments of short-term borrowings with initial maturities over three months	--	(1,559)	(120,000)
Principal payments under capital leases	(729,507)	(11,809)	(909,092)
Net Increase (decrease) in short-term borrowings with initial maturities less than three months	(950,000)	1,299	100,000
Dividends paid	(253,355)	(3,949)	(304,026)
Net cash used in financing activities	(982,862)	(15,369)	(1,183,118)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(11,547)	26	2,021

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,391,872	(604)	(46,482)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	9,408,031	142,563	10,974,453
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	10,799,903	141,959	10,927,971

(Note) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY76.98 per US$1.00, which was the noon buying rate on December 30, 2011.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the nine months ended December 31, 2011 in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Nine Months Ended December 31, 2011
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

February 8, 2012

Company name: Internet Initiative Japan Inc.       Exchange listed: Tokyo Stock Exchange First Section

Stock code number: 3774                                  URL: http://www.iij.ad.jp/

Representative: Koichi Suzuki, President and Representative Director

Contact: Akihisa Watai, Managing Director and CFO       TEL: (03) 5259-6500

Filing of quarterly report: Scheduled on February 13, 2012

Payment of dividend:  -

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

 (Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2011
(April 1, 2011 to December 31, 2011)

(1) Consolidated Results of Operations

							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	％	JPY millions	％	JPY millions	％	JPY millions	％
Nine months ended December 31, 2011	70,752	24.6	3,998	64.5	3,780	73.8	2,390	19.7
Three months ended December 31, 2010	56,797	17.6	2,430	21.1	2,175	22.0	1,997	76.2
(Note1) Total comprehensive income	Nine Months Ended December 31, 2011: JPY 2,320 million (up 29.3% YoY)
Nine Months Ended December 31, 2010: JPY 1,794 million
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees in IIJ's consolidated financial statements.
	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Nine months ended December 31, 2011	11,790.01	11,785.07
Nine months ended December 31, 2010	9,855.74	9,855.74
(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets
	JPY millions	JPY millions	JPY millions	%
December 31, 2011	71,004	31,372	31,423	44.3
March 31, 2011	71,473	29,641	29,652	41.5
2. Dividends
	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal year ended March 31, 2011	--	1,250.00	--	1,500.00	2,750.00
Fiscal year ended March 31, 2012	--	1,500.00	--
Fiscal year ending March 31, 2012 (Target)				1,500.00	3,000.00
Changes in dividends forecasts during the three months ended December 31, 2011: None
3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2012
(April 1, 2011 through March 31, 2012)								(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income Attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal year ending March 31, 2012	97,000	17.7	6,300	52.1	5,600	46.1	3,400	6.1	16,774.88
Changes in earnings forecasts during the three months ended December 31, 2011: Yes
4. Others
(1) Changes in significant subsidiaries during the nine months ended December 31, 2011
(Changes in significant subsidiaries during the nine months ended December 31, 2011 which resulted in changes in scope of consolidation): No
(2) Application of simplified or exceptional accounting
(Application of simplified or exceptional accounting for quarterly consolidated financial statements): No
(3) Changes in Significant Accounting and Reporting Policies for Consolidated Financial Statements
1) Changes due to the revision of accounting standards: Yes
2) Others: Yes
(4) Number of Shares Outstanding (Shares of Common Stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of December 31, 2011:	206,478 shares
As of March 31, 2011:	206,478 shares
2) The number of treasury stock:
As of December 31, 2011:	3,794 shares
As of March 31, 2011:	3,794 shares
3) The weighted average number of shares outstanding:
For the nine months ended December 31, 2011:	202,684 shares
For the nine months ended December 31, 2010:	202,632 shares

CONTACT:  YUKO KAZAMA
          IIJ Investor Relations Office
          Tel: +81-3-5259-6500
          E-mail: ir@iij.ad.jp
          URL: http://www.iij.ad.jp/en/IR